Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Unaudited First Quarter 2019 Earnings and Declares Quarterly Dividend

Macau, Tuesday, May 7, 2019 – Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today reported its unaudited financial results for the first quarter of 2019.

Total operating revenues for the first quarter of 2019 were US$1,362.0 million, representing an increase of approximately 4% from US$1,313.1 million for the comparable period in 2018. The increase in total operating revenues was primarily attributable to a better performance in the mass market table games segment and higher non-gaming revenue as a result of the opening of Morpheus in June 2018.

Operating income for the first quarter of 2019 was US$188.0 million, compared with operating income of US$221.1 million in the first quarter of 2018, representing a decrease of 15%.

Adjusted property EBITDA(1) was US$406.8 million for the first quarter of 2019, as compared to Adjusted property EBITDA of US$401.8 million in the first quarter of 2018, representing an increase of 1%.

Net income attributable to Melco Resorts & Entertainment Limited for the first quarter of 2019 was US$117.4 million, or US$0.26 per ADS, compared with US$156.6 million, or US$0.32 per ADS, in the first quarter of 2018. The net income attributable to noncontrolling interests during the first quarter of 2019 and 2018 were US$1.0 million and US$6.7 million, respectively, which were related to Studio City and City of Dreams Manila.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “During the first quarter of 2019, Melco had another quarter of solid EBITDA delivery despite volatility experienced by the Macau VIP market.

“Melco’s dedication to excellence has been widely recognized, most recently by the 2019 Forbes Travel Guide (FTG) with the Company remaining as Asia’s leading integrated resort operator with the most Forbes Star Awards. We are extremely proud to achieve a record-breaking milestone with Melco’s integrated resorts receiving a collective total of 85 Stars. This is the tenth consecutive year for Altira Macau to achieve the FTG Five-Star recognition. Notably, Nüwa Macau at City of Dreams remains the first and only property in Asia to receive FTG Five-Star across its entire portfolio of hotel, spa and dining facilities; while Studio City is honored for the first time as a triple category FTG Five Star property. City of Dreams’ Jade Dragon has once again been named as the top ranking restaurant in Macau among Asia’s 50 Best Restaurants 2019. Moreover, with less than a year since its grand opening, Morpheus won ArchDaily’s 2019 Building of the Year Award, Hospitality Architecture Category. These recognitions have positioned Melco as a leading integrated resort operator in Asia.

“The opening of Morpheus only marks the beginning of the relaunch of City of Dreams. On top of that, we have recently unveiled the significantly upgraded VIP gaming spaces on the second floor of City of Dreams.

“At Studio City, we continue to enhance the entertainment offerings with a series of property upgrades, which include the recent launch of Elēkrŏn. Earlier in January, we also opened the pop-up ‘Legend Heroes Park’, paving way for the opening of the permanent venue later in the year. Lastly, the ‘Flip Out’ Trampoline Park is also expected to open later in the year.

“In the Philippines, City of Dreams Manila delivered EBITDA growth of 3% year-over-year. With increased competition in and around Entertainment City, we are more cautious about 2019 and beyond.

“The Board has, after evaluating the Company’s current liquidity position and future expected capital needs, decided to declare another quarterly dividend of US$0.1551 per ADS.

“Being responsible and accountable to all its guests, colleagues and stakeholders has always been central to Melco’s business philosophy. Melco has recently launched its new Sustainability Report for 2018 to further elevate its commitment through its new “Above & Beyond” strategy. The report outlines ambitious goals, actionable targets and further enhances its disclosure around key environmental, social, and governance (ESG) issues that are critical to Melco’s business.

“Lastly, Japan continues to be a core focus for us. We expect development of the next generation of integrated resorts to soon commence in this incredibly exciting, yet currently underpenetrated, tourism destination. With our focus on the Asian premium segment, high quality assets, dedication to world-class entertainment offerings, market-leading social safeguards and compliance culture, and our commitment to being an ideal partner to local governments and communities alike, we believe Melco is in a strong position to help Japan realize a vision for an integrated resort development with a unique Japanese touch.”

City of Dreams First Quarter Results

For the quarter ended March 31, 2019, total operating revenues at City of Dreams were US$713.3 million compared to US$640.5 million in the first quarter of 2018. City of Dreams generated Adjusted EBITDA of US$228.6 million in the first quarter of 2019 compared with Adjusted EBITDA of US$208.0 million in the first quarter of 2018. The year-on-year increase in Adjusted EBITDA was primarily a result of better performances in the rolling chip and mass market table games segments.

Rolling chip volume totaled US$10.2 billion for the first quarter of 2019 versus US$11.1 billion in the first quarter of 2018. The rolling chip win rate was 3.4% in the first quarter of 2019 versus 3.0% in the first quarter of 2018. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$1,317.8 million in the first quarter of 2019 compared with US$1,182.2 million in the first quarter of 2018. The mass market table games hold percentage was 31.5% in the first quarter of 2019 compared to 32.1% in the first quarter of 2018.

Gaming machine handle for the first quarter of 2019 was US$980.4 million, compared with US$1,000.7 million in the first quarter of 2018. The gaming machine win rate was 4.0% in the first quarter of 2019 versus 5.0% in the first quarter of 2018.

Total non-gaming revenue at City of Dreams in the first quarter of 2019 was US$96.2 million, compared with US$72.8 million in the first quarter of 2018.

Altira Macau First Quarter Results

For the quarter ended March 31, 2019, total operating revenues at Altira Macau were US$133.0 million compared to US$120.4 million in the first quarter of 2018. Altira Macau generated Adjusted EBITDA of US$15.3 million in the first quarter of 2019 compared with Adjusted EBITDA of US$18.0 million in the first quarter of 2018.

Rolling chip volume totaled US$5.0 billion in the first quarter of 2019 versus US$5.6 billion in the first quarter of 2018. The rolling chip win rate was 3.8% in the first quarter of 2019 versus 3.0% in the first quarter of 2018. The expected rolling chip win rate range is 2.7%-3.0%.

In the mass market table games segment, drop totaled US$139.2 million in the first quarter of 2019 versus US$139.3 million in the first quarter of 2018. The mass market table games hold percentage was 22.4% in the first quarter of 2019 compared with 19.4% in the first quarter of 2018.

Gaming machine handle for the first quarter of 2019 was US$60.7 million, compared with US$26.0 million in the first quarter of 2018. The increase was primarily due to an increase in average number of gaming machines to 169 in the first quarter of 2019, compared to 122 in the first quarter of 2018. The gaming machine win rate was 5.1% in the first quarter of 2019 versus 5.4% in the first quarter of 2018.

Total non-gaming revenue at Altira Macau was US$6.7 million for both quarters ended March 31, 2019 and 2018.

Mocha Clubs First Quarter Results

Total operating revenues from Mocha Clubs totaled US$31.1 million in the first quarter of 2019 as compared to US$30.4 million in the first quarter of 2018. Mocha Clubs generated US$6.0 million of Adjusted EBITDA in the first quarter of 2019 compared with US$6.9 million in the same period in 2018.

Gaming machine handle for the first quarter of 2019 was US$664.3 million, compared with US$654.6 million in the first quarter of 2018. The gaming machine win rate was 4.7% in the first quarter of 2019 versus 4.6% in the first quarter of 2018.

Studio City First Quarter Results

For the quarter ended March 31, 2019, total operating revenues at Studio City were US$330.4 million compared to US$368.4 million in the first quarter of 2018. Studio City generated Adjusted EBITDA of US$96.4 million in the first quarter of 2019 compared with Adjusted EBITDA of US$110.1 million in the first quarter of 2018. The decline in Adjusted EBITDA was primarily a result of softer performance in the rolling chip segment.

Affected by the Macau market-wide VIP weakness, and by increasing competition in and around Cotai, Studio City’s rolling chip volume totaled US$2.7 billion in the first quarter of 2019 versus US$6.6 billion in the first quarter of 2018. The rolling chip win rate was 3.3% in the first quarter of 2019 versus 2.7% in the first quarter of 2018. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$851.4 million in the first quarter of 2019 compared with US$825.2 million in the first quarter of 2018. The mass market table games hold percentage was 28.4% in the first quarter of 2019 compared to 27.4% in the first quarter of 2018.

Gaming machine handle for the first quarter of 2019 was US$560.6 million, compared with US$581.6 million in the first quarter of 2018. The gaming machine win rate was 3.3% in the first quarter of 2019 versus 3.7% in the first quarter of 2018.

Total non-gaming revenue at Studio City in the first quarter of 2019 was US$50.9 million, compared with US$48.2 million in the first quarter of 2018.

The Company is aware that New Cotai, LLC (“New Cotai”), a shareholder of Studio City International Holdings Limited (“SCIHL”), and certain of New Cotai’s affiliates have commenced a voluntary Chapter 11 bankruptcy petition in the Southern District of New York. The Company does not anticipate that the bankruptcy of New Cotai will have any material impact on the business or operations of SCIHL or the funding or the timing of the development and construction of SCIHL’s Phase II expansion. Melco continues to remain the majority shareholder of SCIHL.

City of Dreams Manila First Quarter Results

For the quarter ended March 31, 2019, total operating revenues at City of Dreams Manila were US$142.4 million compared to US$142.2 million in the first quarter of 2018. City of Dreams Manila generated Adjusted EBITDA of US$60.5 million in the first quarter of 2019 compared to US$58.8 million in the comparable period of 2018.

With increased competition in and around Entertainment City, City of Dreams Manila’s rolling chip volume totaled US$2.3 billion in the first quarter of 2019 versus US$2.8 billion in the first quarter of 2018. The rolling chip win rate was 3.2% in the first quarter of 2019 versus 2.9% in the first quarter of 2018. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop decreased to US$184.3 million for the first quarter of 2019, compared with US$188.2 million in the first quarter of 2018. The mass market table games hold percentage was 30.6% in the first quarter of 2019 compared to 33.8% in the first quarter of 2018.

Gaming machine handle for the first quarter of 2019 was US$907.5 million, compared with US$820.9 million in the first quarter of 2018. The gaming machine win rate was 5.8% in the first quarter of 2019 versus 5.6% in the first quarter of 2018.

Total non-gaming revenue at City of Dreams Manila in the first quarter of 2019 was US$28.6 million, compared with US$29.6 million in the first quarter of 2018.

Other Factors Affecting Earnings

Total net non-operating expenses for the first quarter of 2019 were US$65.9 million, which mainly included interest expenses of US$69.6 million, partially offset by other net non-operating income of US$6.7 million.

Depreciation and amortization costs of US$156.3 million were recorded in the first quarter of 2019 of which US$14.2 million was related to the amortization expense for our gaming subconcession and US$5.7 million was related to the amortization expense for the land use rights.

The Adjusted EBITDA for Studio City for the three months ended March 31, 2019 referred to in this report is US$12.2 million more than the Adjusted EBITDA of Studio City contained in the earnings release for SCIHL dated May 7, 2019 (the “Studio City earnings release”). The Adjusted EBITDA of Studio City contained in the Studio City earnings release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this report. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Also, Adjusted EBITDA of Studio City included in this report does not reflect certain costs related to the VIP operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of March 31, 2019 aggregated US$1.6 billion, including US$63.2 million of restricted cash which was primarily related to Studio City. Total debt, net of unamortized deferred financing costs at the end of the first quarter of 2019, was US$4.2 billion.

Capital expenditures for the first quarter of 2019 were US$63.4 million, which predominantly related to various projects at City of Dreams and Studio City.

Dividend Declaration

On May 7, 2019, our Board considered and approved the declaration and payment of a quarterly dividend of US$0.0517 per ordinary share (equivalent to US$0.1551 per ADS) for the first quarter of 2019 (the “Quarterly Dividend”). The Quarterly Dividend will be paid on or about May 30, 2019 to our shareholders whose names appear on the register of members of the Company at the close of business on May 20, 2019, being the record date for determination of entitlements to the Quarterly Dividend.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its first quarter 2019 financial results on Tuesday, May 7, 2019 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll / International	1 845 675 0437
HK Toll	852 3018 6771
HK Toll Free	800 906 601
Japan Toll	81 3 4503 6012
Japan Toll Free	012 092 5376
UK Toll Free	080 8234 6646
Australia Toll	61 290 833 212
Australia Toll Free	1 800 411 623
Philippines Toll Free	1 800 1612 0306

Passcode	MLCO

An audio webcast will also be available at http://www.melco-resorts.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll Free	800 963 117
Japan Toll	81 3 4580 6717
Japan Toll Free	012 095 9034
Philippines Toll Free	1 800 1612 0166

Conference ID	2695418

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income” is net income before pre-opening costs, development costs, property charges and other, loss on extinguishment of debt and costs associated with debt modification, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. The Company currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended March 31,
	2019	2018
	(Unaudited)	(Unaudited)
OPERATING REVENUES
Casino	$1,176,649	$1,153,753
Rooms	84,069	67,571
Food and beverage	56,173	48,248
Entertainment, retail and other	45,155	43,576

Total operating revenues	1,362,046	1,313,148

OPERATING COSTS AND EXPENSES
Casino	(771,011)	(754,049)
Rooms	(22,493)	(15,826)
Food and beverage	(44,878)	(37,087)
Entertainment, retail and other	(21,808)	(22,962)
General and administrative	(127,988)	(108,226)
Payments to the Philippine Parties	(14,052)	(11,377)
Pre-opening costs	(2,565)	(2,348)
Development costs	(5,520)	(3,889)
Amortization of gaming subconcession	(14,186)	(14,309)
Amortization of land use rights	(5,655)	(5,704)
Depreciation and amortization	(136,502)	(109,687)
Property charges and other	(7,432)	(6,546)

Total operating costs and expenses	(1,174,090)	(1,092,010)

OPERATING INCOME	187,956	221,138

NON-OPERATING INCOME (EXPENSES)
Interest income	2,124	1,409
Interest expenses, net of capitalized interest	(69,623)	(58,736)
Other finance costs	(283)	(1,377)
Foreign exchange (losses) gains, net	(495)	4,624
Other income (expenses), net	6,711	(1,806)
Loss on extinguishment of debt	(3,721)	—
Costs associated with debt modification	(579)	—

Total non-operating expenses, net	(65,866)	(55,886)

INCOME BEFORE INCOME TAX	122,090	165,252
INCOME TAX EXPENSE	(3,691)	(1,938)

NET INCOME	118,399	163,314
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(1,044)	(6,681)

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED	$117,355	$156,633

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.085	$0.107

Diluted	$0.085	$0.106

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER ADS:
Basic	$0.255	$0.320

Diluted	$0.254	$0.317

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,380,052,114	1,469,739,909

Diluted	1,386,310,676	1,483,754,520

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	March 31,	December 31,
	2019	2018
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,539,268	$1,436,558
Investment securities	71,029	91,598
Restricted cash	63,093	48,037
Accounts receivable, net	225,933	242,089
Amounts due from affiliated companies	8,276	7,603
Inventories	44,264	40,828
Prepaid expenses and other current assets	117,669	90,749

Total current assets	2,069,532	1,957,462

PROPERTY AND EQUIPMENT, NET	5,577,418	5,661,653
GAMING SUBCONCESSION, NET	182,887	197,533
INTANGIBLE ASSETS, NET	29,653	30,072
GOODWILL	81,185	81,376
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	183,409	186,515
RESTRICTED CASH	129	129
DEFERRED TAX ASSETS	2,806	2,992
OPERATING LEASE RIGHT-OF-USE ASSETS	154,234	—
LAND USE RIGHTS, NET	752,213	759,651

TOTAL ASSETS	$9,033,466	$8,877,383

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$27,396	$24,879
Accrued expenses and other current liabilities	1,463,159	1,658,550
Income tax payable	3,036	4,903
Operating lease liabilities, current	38,011	—
Finance lease liabilities, current	35,429	34,659
Current portion of long-term debt, net	394,356	395,547
Amounts due to affiliated companies	10,142	11,469

Total current liabilities	1,971,529	2,130,007

LONG-TERM DEBT, NET	3,822,302	3,665,370
OTHER LONG-TERM LIABILITIES	10,234	28,866
DEFERRED TAX LIABILITIES	56,240	54,063
OPERATING LEASE LIABILITIES, NON-CURRENT	132,961	—
FINANCE LEASE LIABILITIES, NON-CURRENT	252,714	253,374
AMOUNT DUE TO AN AFFILIATED COMPANY	216	—

TOTAL LIABILITIES	6,246,196	6,131,680

SHAREHOLDERS’ EQUITY
Ordinary shares	14,830	14,830
Treasury shares	(651,638)	(657,389)
Additional paid-in capital	3,524,837	3,523,275
Accumulated other comprehensive losses	(59,148)	(49,804)
Accumulated losses	(657,620)	(703,576)

Total Melco Resorts & Entertainment Limited shareholders’ equity	2,171,261	2,127,336
Noncontrolling interests	616,009	618,367

Total equity	2,787,270	2,745,703

TOTAL LIABILITIES AND EQUITY	$9,033,466	$8,877,383

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended March 31,
	2019	2018
	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Resorts & Entertainment Limited	$117,355	$156,633
Pre-opening Costs	2,565	2,348
Development Costs	5,520	3,889
Property Charges and Other	7,432	6,546
Loss on Extinguishment of Debt	3,721	—
Costs Associated with Debt Modification	579	—
Income Tax Impact on Adjustments	(1,069)	—
Noncontrolling Interests Impact on Adjustments	(2,909)	(962)

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited	$133,194	$168,454

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.097	$0.115

Diluted	$0.096	$0.113

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER ADS:
Basic	$0.290	$0.344

Diluted	$0.288	$0.340

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,380,052,114	1,469,739,909

Diluted	1,386,310,676	1,483,754,520

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended March 31, 2019
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$9,704	$3,916	$158,220	$48,479	$23,005	$(55,368)	$187,956
Payments to the Philippine Parties	—	—	—	—	14,052	—	14,052
Land Rent to Belle Corporation	—	—	—	—	756	—	756
Pre-opening Costs	25	—	51	2,489	—	—	2,565
Development Costs	—	—	—	—	—	5,520	5,520
Depreciation and Amortization	5,424	2,002	65,702	45,159	19,127	18,929	156,343
Share-based Compensation	100	43	646	184	282	5,168	6,423
Property Charges and Other	27	28	3,943	129	3,305	—	7,432

Adjusted EBITDA	15,280	5,989	228,562	96,440	60,527	(25,751)	381,047
Corporate and Other Expenses	—	—	—	—	—	25,751	25,751

Adjusted Property EBITDA	$15,280	$5,989	$228,562	$96,440	$60,527	$—	$406,798

	Three Months Ended March 31, 2018
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$12,649	$5,320	$161,947	$62,764	$28,107	$(49,649)	$221,138
Payments to the Philippine Parties	—	—	—	—	11,377	—	11,377
Land Rent to Belle Corporation	—	—	—	—	764	—	764
Pre-opening Costs	—	—	2,306	42	—	—	2,348
Development Costs	—	—	—	—	—	3,889	3,889
Depreciation and Amortization	4,846	2,083	40,163	44,541	19,173	18,894	129,700
Share-based Compensation	71	27	858	336	(610)	3,836	4,518
Property Charges and Other	461	(490)	2,741	2,367	—	1,467	6,546

Adjusted EBITDA	18,027	6,940	208,015	110,050	58,811	(21,563)	380,280
Corporate and Other Expenses	—	—	—	—	—	21,563	21,563

Adjusted Property EBITDA	$18,027	$6,940	$208,015	$110,050	$58,811	$—	$401,843

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2019	2018
	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Resorts & Entertainment Limited	$117,355	$156,633
Net Income Attributable to Noncontrolling Interests	1,044	6,681

Net Income	118,399	163,314
Income Tax Expense	3,691	1,938
Interest and Other Non-Operating Expenses, Net	65,866	55,886
Property Charges and Other	7,432	6,546
Share-based Compensation	6,423	4,518
Depreciation and Amortization	156,343	129,700
Development Costs	5,520	3,889
Pre-opening Costs	2,565	2,348
Land Rent to Belle Corporation	756	764
Payments to the Philippine Parties	14,052	11,377

Adjusted EBITDA	381,047	380,280
Corporate and Other Expenses	25,751	21,563

Adjusted Property EBITDA	$406,798	$401,843

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended March 31,
	2019	2018
Room Statistics:
Altira Macau
Average daily rate (3)	$179	$195
Occupancy per available room	99%	99%
Revenue per available room (4)	$178	$194
City of Dreams
Average daily rate (3)	$206	$204
Occupancy per available room	97%	98%
Revenue per available room (4)	$200	$201
Studio City
Average daily rate (3)	$134	$139
Occupancy per available room	100%	100%
Revenue per available room (4)	$133	$139
City of Dreams Manila
Average daily rate (3)	$164	$158
Occupancy per available room	98%	98%
Revenue per available room (4)	$161	$156
Other Information:
Altira Macau
Average number of table games	105	104
Average number of gaming machines	169	122
Table games win per unit per day (5)	$23,308	$21,120
Gaming machines win per unit per day (6)	$204	$129
City of Dreams
Average number of table games	518	478
Average number of gaming machines	820	665
Table games win per unit per day (5)	$16,424	$16,616
Gaming machines win per unit per day (6)	$529	$833
Studio City
Average number of table games	294	294
Average number of gaming machines	974	943
Table games win per unit per day (5)	$12,507	$15,296
Gaming machines win per unit per day (6)	$211	$250
City of Dreams Manila
Average number of table games	302	294
Average number of gaming machines	2,242	1,836
Table games win per unit per day (5)	$4,752	$5,419
Gaming machines win per unit per day (6)	$261	$280

(3)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(5)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(6)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis